UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
ANNUAL REPORT INDEX
December 31, 2013 and 2012

The following financial statements and other information of Diebold, Incorporated 401(k) Savings Plan are included herewith:

•	Statements of Net Assets Available for Benefits - December 31, 2013 and 2012;

•	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012;

•	Notes to Financial Statements - December 31, 2013 and 2012
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor for the year ended December 31, 2013 is included herewith:

•	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2013

All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan
North Canton, Ohio
We have audited the accompanying statements of net assets available for benefits of Diebold, Incorporated 401(k) Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 27, 2014

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	December 31,
	2013	2012
Investments, at fair value	$521,849,777	$509,913,313
Notes receivable - participant	12,090,299	13,136,942
Contribution receivable - participant	1,078,956	6,816
Contribution receivable - employer	469,222	52,607
Net assets available for benefits, at fair value	535,488,254	523,109,678

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(518,108)	(3,845,712)
Net assets available for benefits	$534,970,146	$519,263,966

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Year ended December 31,
	2013	2012
Additions:
Contributions:
Participant	$30,715,679	$30,134,401
Employer	7,520,605	8,470,693
Total contributions	38,236,284	38,605,094
Investment income:
Interest and dividends	13,363,497	12,578,620
Net appreciation in the fair value of investments	76,741,123	39,829,222
Interest income, notes receivable - participant	507,637	548,322
Other additions	56,537	64,516
Total additions	128,905,078	91,625,774

Deductions:
Benefits paid to participants	112,798,809	35,378,837
Administrative expenses	400,089	366,427
Total deductions	113,198,898	35,745,264
Net increase during the year	15,706,180	55,880,510

Net assets available for benefits:
Beginning of year	519,263,966	463,383,456
End of year	$534,970,146	$519,263,966

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012

(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the Plan), as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)    General

The Plan was established as a defined contribution plan effective as of April 1, 1990 by Diebold, Incorporated (the Employer or the Company). The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the Internal Revenue Code (IRC), which consists of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the Employee Stock Ownership Plan (ESOP), which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding tax deduction. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers substantially all U.S. employees of the Employer and its domestic subsidiaries. The Plan does not cover certain categories of part-time, temporary and intern employees or employees covered by a collective bargaining agreement.

Effective October 1, 2013, the Plan was amended to change its trustee to Bank of America, N.A and transferred all participant accounts from the previous trustee, Vanguard Fiduciary Trust Company.

(b)    Contributions

For the years ended December 31, 2013 and 2012, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. The Plan also allowed employees aged 50 and older to elect to make additional catch-up contributions subject to certain limitations under the IRC.

For employees hired before July 1, 2003, the Employer Basic Matching Contribution was 30 percent of a participant’s pre-tax contributions during each payroll period up to six percent of the participant’s compensation in such payroll period. For employees hired on or after July 1, 2003, the Employer Basic Matching Contribution was 60 percent of a participant’s pre-tax contributions during each payroll period up to six percent of the participant’s compensation in such payroll period. This higher Employer Basic Matching Contribution is in lieu of participation in the Retirement Plan for Salaried Employees.

The Employer match is determined by the Board of Directors. As of the last day of each Plan year, the Employer calculates the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. The Employer contributes to the Trust Fund, as of the last day of the Plan year, any additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. The additional Basic Matching Contribution receivable calculated on an annual basis was $31,014 and $48,808 as of December 31, 2013 and 2012, respectively.

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in either 2013 or 2012.

(c) Participants' Accounts

Each participant directs his or her contributions, as well as any employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants' accounts are valued on a daily basis. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012

transactions initiated by the participant, contributions received not yet allocated or the value of any distributions payable from the trust.

(d)    Vesting

For employees hired before July 1, 2003, a participant's pre-tax contributions and earnings, and the Employer's contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, a participant's pre-tax contributions and earnings are immediately vested and non-forfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

(e)    Distribution of Benefits

Upon termination of service with the Employer or a participating affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until his/her retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the account balance is greater than $1,000 and the participant does not elect one of the noted options, the Plan Administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. If the account balance is $1,000 or less and the participant does not make a distribution election, the funds are distributed in the form of a cash lump sum. The Administrator or its designee shall make such determination on a periodic basis, not less frequently than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer's common stock.

(f)    Notes Receivable - Participant

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's current vested balance, whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 4.25 percent to 9.25 percent at December 31, 2013 and 2012.

(g)    Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(h)    Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund and fees associated with the managed account program, which are both borne by the individual participants.

(i)     Forfeited Accounts

At December 31, 2013 and 2012, forfeited unvested accounts totaled $58,274 and $151,008, respectively. These accounts are used to reduce future employer contributions or administrative fees. The Employer used $550,072 and $0 from the forfeited unvested accounts to offset contributions for the years ended December 31, 2013 and 2012, respectively.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012

(2)	Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b)    Investment Valuation

The Plan's investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices. The Plan holds cash and cash equivalents as of December 31, 2013 as a result of pending transactions, which are valued at the net asset value (NAV) of shares held by the Plan. The Plan's investment options include a collective investment trust of Diebold common shares in which the Company's defined contribution plans participate on a unit basis. Diebold common shares are traded on a national securities exchange and participation units in The Diebold Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per share of The Diebold Company Common Stock was $33.01 and $30.61 at December 31, 2013 and 2012, respectively. The valuation per unit of The Diebold Company Common Stock Fund was $11.31 and $10.52 at December 31, 2013 and 2012, respectively.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c)    Notes Receivable - Participant

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued interest.

(d)    Benefit Payments

Benefits are recorded when paid.

(e)    Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012

(3)	Investments

The following presents investments that represent five percent or more of the Plan's assets available for benefits as of December 31:

	2013		2012
	Number of	Fair	Number of	Fair
	Shares/Units	Value	Shares/Units	Value
Vanguard Institutional Index	392,543	$66,449,715	—	$—
Invesco Stable Value Retirement Trust	64,684,114	$64,684,114	—	$—
Diebold Company Stock Fund	3,384,867	$38,272,687	4,391,294	$46,196,410
Vanguard Total Bond Market Index Fund	3,604,007	$38,058,315	4,850,368	$53,790,576
Vanguard PRIMECAP Fund	353,717	$33,861,352	423,511	$29,429,779
Invesco Diversified Fund	1,747,345	$29,582,551	—	$—
T Rowe Price Blue Chip Growth Fund	451,333	$29,156,123	—	$—
Loomis Sayles Bond Fund *	1,705,862	$25,860,867	2,079,591	$31,443,416
Vanguard Retirement Savings Trust *	—	$—	76,391,021	$76,391,021
Vanguard 500 Index Fund *	—	$—	470,145	$61,762,930
Vanguard Windsor II Fund *	—	$—	945,317	$27,773,405
* Shown for comparative purposes only. Investments do not exceed five percent of the Plan's assets at December 31, 2013.

All investments as of December 31, 2013 and 2012 are participant-directed.

At December 31, 2013, the Plan has an interest in a fully benefit-responsive group annuity contract as part of the Invesco Stable Value Retirement Trust (the Invesco Trust) option established and maintained by Invesco National Trust Company (the Invesco Trustee), a national trust bank organized and existing under the laws of the United States. At December 31, 2012, the Plan had an interest in a fully benefit-responsive group annuity contract as part of the Vanguard Retirement Savings Trust (the Vanguard Trust) option issued by the Vanguard Fiduciary Trust Company (the Vanguard Trustee). The group trust contracts are to be reported at contract value and disclosure of adjustment from fair value is required, as stated on the Statements of Net Assets Available for Benefits.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Invesco Trust and Vanguard Trust have unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Invesco and Vanguard Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

The average yield earned by the Invesco Trust for fully benefit-responsive investment contracts was 1.28 percent and the average yield earned and paid to plan participants by the Invesco Trust was 1.27 percent for the year ended December 31, 2013. The average yield earned by the Vanguard Trust for fully benefit-responsive investment contracts was 2.22 percent and the average yield earned and paid to plan participants by the Vanguard Trust was 1.82 percent for the year ended December 31, 2012.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2013, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, Employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2013	2012
Balanced Funds	$12,304,966	$6,035,492
Bond Funds	(2,342,740)	2,739,154
Diebold Company Stock Fund	2,839,303	1,471,454
Domestic Stock Funds	55,599,203	24,049,711
International Stock Funds	7,030,268	5,533,411
Common Collective Trusts	1,310,123	—
	$76,741,123	$39,829,222

(4)	Fair Value Measurements

The fair value framework requires the categorization of assets and liabilities into three levels based upon the     assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value,     whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

Investments measured at fair value on a recurring basis are as follows:

	Fair Value at	Fair Value Measurements Using
	December 31, 2013	Level 1	Level 2
Cash and Cash Equivalents	$6,970,519	$6,970,519	$—
Balanced Funds	91,038,994	91,038,994	—
Bond Funds	63,919,182	63,919,182	—
Diebold Company Stock Fund	38,272,687	38,272,687	—
Domestic Stock Funds	196,590,082	196,590,082	—
International Stock Funds	40,674,558	40,674,558	—
Common Collective Trusts	84,383,755	—	84,383,755
Total	$521,849,777	$437,466,022	$84,383,755

	Fair Value at	Fair Value Measurements Using
	December 31, 2012	Level 1	Level 2
Balanced Funds	$70,637,453	$70,637,453	$—
Bond Funds	85,233,992	85,233,992	—
Diebold Company Stock Fund	46,196,410	46,196,410	—
Domestic Stock Funds	192,988,631	192,988,631	—
International Stock Funds	38,194,915	38,194,915	—
Common Collective Trusts	76,391,021	—	76,391,021
Money Market Funds	270,891	—	270,891
Total	$509,913,313	$433,251,401	$76,661,912

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012

Assets valued using level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market. Assets valued using level 2 inputs in the table above represent the Plan's investment in fully benefit-responsive investment contracts and money market funds. Investments in fully benefit-responsive investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations. Investments in money market funds are valued at the NAV of shares held by the Plan.

During December 31, 2013 and 2012, there were no transfers between levels.

(5)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated March 15, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the letter, the Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(7)	Party - In - Interest Transactions

The Pending Settlement Fund is designed to temporarily hold monies pending settlement for transactions initiated by the participant. The Merrill Lynch Bank Deposit Program is designed to temporarily hold monies related to contributions received not yet allocated or the value of any distributions payable from the trust. The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

The previous trustee, Vanguard Fiduciary Trust Company, served as the fund manager for various funds held by the Plan during 2013 and 2012.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$534,970,146	$519,263,966
Loan balances deemed for distribution for Form 5500 reporting purposes	(425,624)	(178,576)
Adjustment from contract value to fair value for fully-responsive investment contracts	518,108	3,845,712
Net assets available for benefits per the Form 5500	$535,062,630	$522,931,102

The following is a reconciliation of the net change in Plan assets per the financial statements for the years ended December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Net change in Plan assets, per the financial statements	$15,706,180	$55,880,510
Deemed distributions of defaulted notes	(247,048)	(21,146)
Impact of reflecting fully benefit-responsive contracts at fair value on Form 5500	(3,327,604)	572,213
Net change in Plan assets per the Form 5500	$12,131,528	$56,431,577

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012

(9)	Plan Amendment - Voluntary Early Retirement Program

On October 31, 2013, the Plan was amended for the purpose of implementing a Voluntary Early Retirement Program (VERP) for Plan associates who are also participants in the Diebold, Incorporated Retirement Plan for Salaried Employee (the Pension Plan). The VERP allowed Pension Plan participants to voluntarily roll over their lump sum distribution from the Pension Plan into the 401(k) Plan. The amendment was effective October 1, 2013.

(10)	Subsequent Events

Effective January 1, 2014, the Employer Basic Matching Contribution for employees hired before July 1, 2003 will increase to 60 percent of a participant’s pre-tax contributions during each payroll period up to six percent of the participant’s compensation in such payroll period. This change resulted from a freeze in benefits in the Retirement Plan for Salaried Employees and therefore, all participants will receive equal Employer Basic Matching beginning in 2014.

The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. With the exception of the matching contributions noted above, there were no subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013
EIN: 34-0183970
PLAN NUMBER: 012

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Cost	Current Value
	Allianzgi International Value Fund	Registered Investment Company	739,353	**	$17,167,768
	American Balanced Fund	Registered Investment Company	457,130	**	11,167,677
	Calamos International Fund	Registered Investment Company	1,066,427	**	21,499,170
	Invesco Diversified Fund	Registered Investment Company	1,747,345	**	29,582,551
	Janus Triton Fund	Registered Investment Company	297,192	**	7,076,153
	John Hancock Disciplined Fund	Registered Investment Company	634,550	**	11,510,736
	Loomis Sayles Bond Fund	Registered Investment Company	1,705,862	**	25,860,867
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	506,100	**	18,953,452
	Oppenheimer Developing Markets Fund	Registered Investment Company	53,451	**	2,007,620
	T Rowe Price Blue Chip Growth Fund	Registered Investment Company	451,333	**	29,156,123
	Vanguard Institutional Index	Registered Investment Company	392,543	**	66,449,715
	Vanguard PRIMECAP Fund	Registered Investment Company	353,717	**	33,861,352
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	47,029	**	1,203,940
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	524,855	**	7,752,105
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	442,673	**	12,000,868
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,043,853	**	16,440,679
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	350,320	**	9,682,857
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	604,499	**	10,264,394
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	245,378	**	6,949,106
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	423,980	**	7,529,881
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	150,430	**	4,240,610
	Vanguard Target Retirement 2055 Fund	Registered Investment Company	19,744	**	599,218
	Vanguard Target Retirement 2060 Fund	Registered Investment Company	2,632	**	70,394
	Vanguard Target Retirement Income Fund	Registered Investment Company	250,981	**	3,137,265
	Vanguard Total Bond Market Index Fund	Registered Investment Company	3,604,007	**	38,058,315
	Invesco Stable Value Retirement Trust	Common / Collective Trust	64,684,114	**	64,684,114
	Northern Trust S&P 400 Index Fund	Common / Collective Trust	99,103	**	19,699,641
*	Diebold Company Stock Fund	Company Stock Fund	3,384,867	**	38,272,687
*	Pending Settlement Fund	Cash and Cash Equivalents	—	2,685	2,685
*	Merrill Lynch Bank Deposit Program	Cash and Cash Equivalents	—	6,967,834	6,967,834
*	Participant Loans	1 – 5 years; 4.25% to 9.25%	—	***	12,090,299
					$533,940,076

* Party-in-interest
** Information not required pursuant to instructions to Form 5500 for participant-directed funds
*** The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i

SIGNATURES

Diebold, Incorporated 401(k) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN

Date: June 30, 2014	By: /s/ Christopher A. Chapman
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

DIEBOLD, INCORPORATED
FORM 11-K
INDEX TO EXHIBITS

EXHIBIT NO.
Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	23.1